UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                            SEC File Number: 1-13263
                            CUSIP Number: 14844P 10 5

       (CHECK ONE): [ ] Form 10-K [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q
                    [ ] Form N-SAR

                      For Period ENDED: SEPTEMBER 30, 2000
                            -------------------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: ____________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________


PART I - REGISTRANT INFORMATION

                           CASTLE DENTAL CENTERS, INC.
                       -----------------------------------
                             Full Name of Registrant

                                       N/A
                       -----------------------------------
                            Former Name if Applicable

                       1360 POST OAK BOULEVARD, SUITE 1300
                       -----------------------------------
            Address of Principal Executive Office (STREET AND NUMBER)

                              HOUSTON, TEXAS 77056
                       -----------------------------------
                            City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

            |     (a)   The reasons described in reasonable detail in
            |           Part III of this form could not be eliminated without
            |           unreasonable effort or expense;
            |     (b)   The subject annual report, semi-annual report,
            |           transition report on Form 10-K, Form 20-F, 11-K or Form
            |           N-SAR, or portion thereof, will be filed on or before
      [X]   |           the fifteenth calendar day following the prescribed due
            |           date; or the subject quarterly report of transition
            |           report on Form 10-Q, or portion thereof will be filed on
            |           or before the fifth calendar day following the
            |           prescribed due date; and
                  (c)   The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The registrant has not filed its Form 10-Q for the period ended September 30, 2000, because the registrant, despite its best efforts, has been unable to complete its financial statements for such period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  JOHN M. SLACK                       (713) 479-8000
                  -------------                       --------------
                  (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not identify reports(s).
                                                             [X] Yes    [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes    [ ] No

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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report a third quarter loss ranging from $1.07 to $1.12 per share when final third quarter results are reported. The third quarter results include after-tax charges of approximately $7.7 million, or $1.05 per share, related to revisions in previous estimates for the collectibility of accounts receivable, asset impairments, lease expenses from closed offices, and increased general and administrative expenses related to restructuring, litigation and investment expenses. Excluding the charges, the registrant expects to report net losses of approximately $350,000, or $.06 per share, on revenues of $27.1 million. This compares to revenues of $26.1 million and net income of $507,000, $.07 per share, reported in the third quarter 1999.
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
                           CASTLE DENTAL CENTERS, INC.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 15, 2000                    By /s/ JACK H. CASTLE, JR.
     -----------------                       ---------------------------
                                                 Jack H. Castle, Jr.,
                                                 Chief Executive Officer